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                                       United States
                            Securities and Exchange Commission
                                  Washington, D.C. 20549

                                       FORM N-17f-2

                    Certificate of Accounting of Securities and Similar
                               Investments in the Custody of
                              Management Investment Companies

                         Pursuant to Rule 17f-2 [17 CFR 270.17f-2]


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1. Investment Company Act File Number:               Date examination completed:

811-6114                                             June 30, 2003
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2. State identification Number:
  ----------------------------------------------------------------------------------------
  AL             AK            AZ             AR             CA             CO
  ----------------------------------------------------------------------------------------
  CT             DE            DC             FL             GA             HI
  ----------------------------------------------------------------------------------------
  ID             IL            IN             IA             KS             KY
  ----------------------------------------------------------------------------------------
  LA             ME            MD             MA             MI             MN
  ----------------------------------------------------------------------------------------
  MS             MO            MT             NE             NV             NH
  ----------------------------------------------------------------------------------------
  NJ             NM            NY             NC             ND             OH
  ----------------------------------------------------------------------------------------
  OK             OR            PA             RI             SC             SD
  ----------------------------------------------------------------------------------------
  TN             TX            UT             VT             VA             WA
  ----------------------------------------------------------------------------------------
  WV             WI            WY             PUERTO RICO
  ----------------------------------------------------------------------------------------
  Other (specify):
  ----------------------------------------------------------------------------------------

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3. Exact name of investment company as specified in registration statement:

American Performance Funds
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4. Address of principal executive office (number, street, city, state, zip code):

3435 Stelzer Road, Columbus, Ohio  43219-8001
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

                           American Performance Funds
                                3435 Stelzer Road
                              Columbus, Ohio 43219


August 8, 2003



    Management Statement Regarding Compliance with Certain Provisions of the
                         Investment Company Act of 1940



We, as members of management of American Performance Funds - U.S. Treasury Fund, Institutional U.S. Treasury Fund, Cash Management Fund, Intermediate Tax-Free Bond Fund, Short-Term Income Fund, Intermediate Bond Fund, Bond Fund, Balanced Fund, Equity Fund, Growth Equity Fund, Small Cap Equity Fund and Institutional Cash Management Fund (collectively, the Funds), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and
(c) of rule 17f-2 as of June 30, 2003, and from April 30, 2003 through June 30, 2003.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2003, and from April 30, 2003 through June 30, 2003, with respect to securities reflected in the investment accounts of the Funds.

American Performance Funds

By: /s/ Trent Statczar

Trent Statczar
Treasurer

                          Independent Auditors' Report

To the Board of Trustees of
    American Performance Funds:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 (the Act), that American Performance Funds - U.S. Treasury Fund, Institutional U.S. Treasury Fund, Cash Management Fund, Intermediate Tax-Free Bond Fund, Short-Term Income Fund, Intermediate Bond Fund, Bond Fund, Balanced Fund, Equity Fund, Growth Equity Fund, Small Cap Equity Fund and Institutional Cash Management Fund (collectively, the Funds), complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Act as of June 30, 2003. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2003, and with respect to agreement of security purchases and sales, for the period from April 30, 2003 (the date of our last examination), through June 30, 2003:

     1. Confirmation of all securities held as of June 30, 2003 in book entry form by Bank of Oklahoma, N.A. (Bank of Oklahoma), without prior notice to management;

     2. Verification of all securities purchased/sold but not received/delivered and securities in transit via examination of the underlying trade ticket or broker confirmation;

     3. Reconciliation of all such securities to the books and records of the Funds and Bank of Oklahoma;

     4. Confirmation of all repurchase agreements as of June 30, 2003 with brokers/banks and agreement of underlying collateral with Bank of Oklahoma's records; and

     5. Agreement of selected security purchases and sales since April 30, 2003, from the books and records of the Funds to trade tickets or broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2003, and for the period from April 30, 2003 through June 30, 2003, with respect to securities reflected in the investment account of the Funds, is fairly stated, in all material respects.

This report is intended solely for the information and use of management, the Board of Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


/s/ KPMG LLP

KPMG LLP
Columbus, Ohio
August 8, 2003